U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

814-1517721
(SEC File Number)

025362-10-4
CUSIP Number

(Check one): Form 10-K [  ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [X ] Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:  June 30, 2011

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMERICAN BIOCARE, INC.
(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

101 West Big Beaver Road, Suite 1400
Address of principal executive office (Street and Number

Troy, MI 48084
City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q could not be filed within the prescribed time period.

Registrant has been unable to complete accurate financial reports and to provide all required information for its quarterly report due to integration and financial reporting issues relating to a major acquisition which closed in April, 2011; the time required by management to be devoted to two additional acquisitions expected to close in the next 45 days as well as two major financing transactions currently underway; and the additional time needed for complying with the new XBRL filing requirements. Accordingly, Registrant is unable to complete the preparation of its financial statements in time to complete the report on Form 10-Q on a timely basis.  The report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)                    Name and telephone number of person to contact in regard to this notification

 Robert Hipple                 321                          452-9091
    (Name)                    (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                                                                                                                                                                                                                                                                                                            [X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                                                                                                                                                                                                             [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN BIOCARE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

American Development & Investment Fund, Inc.

Date: August 15, 2011                                                                                By: /s/Gary D. Lewis
                                                                                                       Name: Gary D. Lewis
                                                                                                       Chairman and Chief Executive Officer